                                                                                                                                                                      P.O. Box 2600

                                                                                                                                                                      Valley Forge , PA 19482-2600

                                                                                                                                                                      610-669-4294

                                                                                                                                                                      Michael_Drayo@vanguard.com

February 23, 2012

Brion Thompson, Esq.

U.S. Securities & Exchange Commission                               via electronic filing

100 F Street, N.E.

Washington, DC  20549

RE:      Vanguard Valley Forge Funds, File No. 33-48863

Dear Mr. Thompson:

The following responds to the comments you gave Lisa Matson on February 6, 2012, on Post-Effective Amendment No. 46 of the above-referenced registrant, which was filed on December 19, 2011 pursuant to Rule 485(a). Your comments addressed the disclosure related to the three Vanguard Managed Payout Funds (each, a “Fund”).  Unless specifically noted below, comments and responses reflect each Fund.

Comment 1:   Prospectus –Fees and Expenses

Comment:       Please delete footnote #2 to the Annual Fund Operating Expenses portion of the fee table that describes the relationship between the Fund’s Acquired Fund Fees and Expenses and the Total Annual Fund Operating Expenses.  These footnotes are not permitted by Form N-1A in the summary section.

Response:        Vanguard believes that footnote #2 provides important and material information to investors about the effect of short sale borrowing and dividend expenses on the Fund’s total annual fund operating expenses.  We believe that retaining footnote #2 to the fee table could impact an investor’s investment decision, and for these reasons we will retain footnote #2.

Comment 2:  Prospectus –Primary Investment Strategies and Risks

Comment:       Please indicate the extent to which market capitalization limits are part of the Fund’s primary investment strategy with respect to its stock investments.

Response:        In 2010, the Staff requested that Vanguard significantly shorten the Fund’s primary investment strategy disclosure. For this reason, Vanguard removed much of the detail about the Fund’s primary strategy as it relates both to investment in specific underlying funds, and those underlying funds’ primary investment strategies. In light of the Staff’s request both in this and in multiple additional comments (see below), we have determined to return to the more extensive disclosure with respect to the Fund’s primary investment strategies. Accordingly, we have modified the disclosure as requested.

Comment 3:   Prospectus –Primary Investment Strategies

Comment:       Please indicate the extent to which credit quality and maturity are part of the Fund’s primary investment strategy with respect to its bond investments.

Response:        We modified the disclosure as requested.

Comment 4:   Prospectus –Primary Investment Strategies

Comment:       Pursuant to Item 4A requirements of Form N-1A, please indicate the specific types of “other investments” in which the Fund may invest.

Response:        We modified the disclosure as requested.

Comment 5:   Prospectus –Primary Risks

Comment:       Please indicate whether the Fund considers “return of capital” to be a primary risk. If “return of capital” is a primary risk, please include additional explanation as to what “return of capital” means.

Response:        We have included an additional explanation “return of capital” in the Fund’s Primary Risk section under “Managed Distribution Risk.”

Comment 6:   Prospectus –Primary Risks

Comment:       Please include mid-cap and small-cap risk disclosure in the risk section “U.S. Stock Risks.”

Response:        Mid-cap and small-cap risk is primarily associated with an underlying fund’s investments in REIT stocks and is disclosed under U.S. Stock Risks – REIT Stock Risk.  We do not believe that additional disclosure is necessary.

Comment 7:   Prospectus –Primary Risks

Comment:       Because a section “Foreign Stock Risks” is included in the Primary Risks section, please include investment in foreign stocks within the Fund’s primary investment strategy.

Response:        We modified the disclosure as requested.

Comment 8:   Prospectus –Primary Risks

Comment:       Because “emerging markets risk” is included in the “Foreign Stock Risks” section, please include investment in emerging markets within the Fund’s primary investment strategy.

Brion Thompson, Esq.

February 23, 2012

Response:        We modified the disclosure as requested.

Comment 9:   Prospectus –Primary Risks

Comment:       In “Bond Risks” under the paragraph “Interest rate risk,” please include how maturity affects risk.

Response:        We modified the disclosure as requested.

Comment 10: Prospectus –Primary Risks

Comment:       In “Bond Risks” under the paragraph “Credit risk,” please explain the credit ratings of the bonds in the bond funds in which the Fund invests. If the Fund or underlying fund invests in junk bonds, please disclose this fact.

Response:        We modified the disclosure as requested.

Comment 11: Prospectus –Primary Risks

Comment:       In “Bond Risks” under the paragraph “Call risk” there is a discussion of the risks of investment in mortgage-backed securities. Because this is listed as a primary risk, please include investment in mortgage-backed securities as a primary investment strategy of the Fund.

Response:        We modified the disclosure as requested.

Comment 12: Prospectus –Primary Risks

Comment:       Because “Absolute Return Strategy Risks” is listed as a Primary Risk, please include investment in an absolute return fund as a primary investment strategy.

Response:        We removed “Absolute Return Strategy Risks” as a Primary Risk.

Comment 13: Prospectus –More on the Funds

Comment:       In “More on the Funds-Security Selection-Bonds” please delete the beginning part of the following sentence since each Fund invests in bond funds and is subject to bond risks:  “Depending on the amount of Fund assets allocated to bond funds, each Fund is subject to bond risks.”

Response:        We modified the disclosure as requested.

Comment 14: Prospectus –Derivatives Risk

Comment:       The Fund notes that it is subject to “derivatives risk.” Please consider the Securities and Exchange Commission’s letter to the Investment Company Institute dated July 30, 2010, and confirm to the Staff that you are comfortable with the level of disclosure as it relates to the Fund’s use of derivatives.

Brion Thompson, Esq.

February 23, 2012

Response:        We added additional prospectus disclosure on derivatives use and related risks.

Comment 15: Prospectus –Subsidiary Investment

Comment:       The Staff notes that the Fund intends to invest in a wholly owned subsidiary. Please state upon what basis the Fund will invest in a subsidiary.

Response:        Each subsidiary is organized solely for the purpose of providing the Fund a non-exclusive means by which it may advance its investment strategies to the extent it is desirable to obtain exposure to the commodities markets.  Approximately 10% of the Fund’s assets are currently targeted to commodity-linked investments.  As such, if the Fund determines that it is advisable to use a subsidiary to obtain commodity exposure, it is expected that it will devote approximately 10% of its assets to ownership of the subsidiary’s shares.

As a fund of funds, the Fund relies on Section 12(d)(1)(G) and Rule 12d1-2 of the Investment Company Act of 1940 (the “1940 Act”) to invest in other Vanguard mutual funds in the same family of funds as well as other securities.  Shares of the subsidiary are considered securities.

Comment 16: Prospectus – Subsidiary Investment

Comment:       Please confirm whether the Fund has invested in a wholly owned subsidiary as of the date of this letter.

Response:        The Fund has not invested in a wholly owned subsidiary as of the date of this letter.

Comment 17: Prospectus – Subsidiary Investment

Comment:       Please confirm to the Staff that each wholly owned subsidiary intends to conform to the requirements of the 1940 Act to the same extent as a registered investment company and in particular please confirm the following:

1)      Whether the subsidiary’s investment adviser was hired in accordance with Section 15 of the 1940 Act.

2)      Whether the subsidiary’s Board of Directors meets the requirements of Section 16 of the 1940 Act.

3)      Whether the subsidiary’s fundamental and non-fundamental investment policies comply with: (i) Section 8 of the 1940 Act, and/or (ii) those of the Fund.

Response:        Each subsidiary is not a registered investment company under the 1940 Act, and is therefore not required to comply with the requirements of the 1940 Act applicable to registered investment companies.  The Trust is aware of the requirements of Section 48(a) of the 1940 Act, which prohibits the Fund from doing indirectly “through or by means of any other person” (i.e., the subsidiary) what is prohibited from doing directly.  The 1940 Act does not prevent the Fund from investing in the instruments in which the subsidiary intends to invest in (e.g., fixed income securities and commodity-linked investments).  Each Subsidiary will not engage in any activity prohibited by the 1940 Act that would cause its parent Fund to violate Section 48(a). In addition, we note the investment objectives of the Fund are different than those of the subsidiary and thus the investment policies of the Fund and the subsidiary vary.

Brion Thompson, Esq.

February 23, 2012

Comment 18: Prospectus – Subsidiary Investment

Comment:       Please confirm that each subsidiary will file with the U.S. Securities and Exchange Commission (“SEC”) a consent to service of process, as well grant the SEC the right to examine all books and records.

Response:        The Trust confirms that each subsidiary will consent to service of process and the examination of the subsidiary’s books and records.

Comment 19: Prospectus – Subsidiary Investment

Comment:       Please have each subsidiary sign the registration statement for the Vanguard Valley Forge Funds (the “Trust”).

Response:        The subsidiary is not a co-issuer of its parent Fund’s securities and is therefore not required to execute the Trust’s registration statement.

Tandy Requirements

As required by the SEC, the Fund acknowledges that:

•     The Fund is responsible for the adequacy and accuracy of the disclosure in the filing.

•     Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing.

•     The Fund may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please contact me at (610) 669-4294 with any questions or comments regarding the above responses and explanations.

Sincerely,

                                                                        Michael Drayo